September 28, 2007

Mail Stop 4561

Mr. Sajid Kapadia
Chief Executive Officer
SK3 Group, Inc.
500 Mamaroneck Ave.
Harrison, NY 10528

Re: CTT International Distributors, Inc.
        Form 10-KSB for the year ended December 31, 2006
        Forms 10-Q for the quarters ended March 31 and June 30, 2007
        File No. 0-30919

Dear Mr. Kapadia:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Daniel L. Gordon
                                Branch Chief